U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                                 FORM 12B-25


                         NOTIFICATION OF LATE FILING

                          SEC FILE NUMBER 000-25499


[ ] Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
[X] Form 10-Q And Form 10-QSB    [ ] Form N-SAR


For Period Ended:     March 31, 2001
                     -----------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:____________________


      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I - Registrant Information
_______________________________________________________________________

Full Name of Registrant: FLEXXTECH CORPORATION
                         ---------------------

Former Name of Registrant: INFINITE TECHNOLOGY CORPORATION
                           --------------------------------

Address of Principal Executive Office (Street and Number):

          5777 W. Century Blvd., Suite 767, Los Angeles CA 90045
         --------------------------------------------------------

Former Address

         Not applicable
         --------------


PART II - Rules 12b-25 (b) and (c)
________________________________________________________________________

[ X ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[   ]  The subject report on 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;

[   ]  The accountant's statement or other exhibit required by Rule
       12b-25(c) has been attached if applicable.


PART III - Narrative
_______________________________________________________________________

     The Company is attempting to verify certain information regarding its financial statements which is being obtained at this time. It is anticipated such information may necessitate certain adjustments to some of the discussion contained in the Company's Form 10-QSB.


PART IV- Other Information
________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification

                 Greg Mardock   (310) 342-0794


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                [ ] Yes   [X] No


      FLEXXTECH CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                            FLEXXTECH CORPORATION

Date: May 11, 2001          By: /s/ Greg Mardock
                               -----------------------------
                                    Greg Mardock, President